                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                  QUOVADX, INC.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)

                                    74913K106
                                 (CUSIP Number)

                         ATLANTIC MEDICAL CAPITAL, L.P.
                          728 POST ROAD EAST, SUITE 200
                               WESTPORT, CT 06880
                            TEL. NO.: (203) 787-5029
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               MARCI SETTLE, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                  JULY 29, 2005
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                                               Page 1 of 8 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP NO. 74913K106                                            PAGE 3 OF 8 PAGES

                            NAMES OF REPORTING PERSONS
                            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   1                        Atlantic Medical Capital, L.P.

                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A) [X]
   2                                                                                               (B) [ ]

                            SEC USE ONLY
   3

                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

   4                        N/A

                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
                            OR 2(E)                                                                    [ ]
   5

                            CITIZENSHIP OR PLACE OF ORGANIZATION

   6                        Delaware

                            SOLE VOTING POWER
                        7
      NUMBER OF
                            0
       SHARES
                        8   SHARED VOTING POWER
    BENEFICIALLY
                            1,976,740 Common Shares
      OWNED BY
                        9   SOLE DISPOSITIVE POWER
        EACH
                            0
      REPORTING
                       10   SHARED DISPOSITIVE POWER
       PERSON
                            1,976,740 Common Shares
        WITH

                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11                        1,976,740 Common Shares

                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
  12                                                                                                   [ ]

                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13                        4.9%

                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  14                        PN

                                  SCHEDULE 13D

CUSIP NO. 74913K106                                            PAGE 4 OF 8 PAGES

                       NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   1                   Nova Capital Group Limited

                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A) [X]
   2                                                                                          (B) [ ]

                       SEC USE ONLY
   3

                       SOURCE OF FUNDS (SEE INSTRUCTIONS)
   4
                       N/A

                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                       OR 2(E)                                                                    [ ]
   5

                       CITIZENSHIP OR PLACE OF ORGANIZATION

   6                   England and Wales

                            SOLE VOTING POWER

      NUMBER OF         7

       SHARES               0

    BENEFICIALLY        8   SHARED VOTING POWER

      OWNED BY              1,976,740 Common Shares

        EACH            9   SOLE DISPOSITIVE POWER

      REPORTING             0

       PERSON          10   SHARED DISPOSITIVE POWER

        WITH                1,976,740 Common Shares

                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11                        1,976,740 Common Shares

                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                            INSTRUCTIONS)                                                         [ ]
  12

                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13                        4.9%

                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  14                        CO

                                  SCHEDULE 13D

CUSIP NO. 74913K106                                            PAGE 5 OF 8 PAGES

                       NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   1                   Nova Capital Management USA LLC

                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A) [X]
                                                                                              (B) [ ]
   2

                       SEC USE ONLY

   3

                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

   4                   N/A

                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                       OR 2(E)                                                                    [ ]
   5

                       CITIZENSHIP OR PLACE OF ORGANIZATION

   6                   Delaware

                            SOLE VOTING POWER

      NUMBER OF         7

       SHARES               0

    BENEFICIALLY        8   SHARED VOTING POWER

      OWNED BY              1,976,740 Common Shares

        EACH            9   SOLE DISPOSITIVE POWER

      REPORTING             0

       PERSON          10   SHARED DISPOSITIVE POWER

        WITH                1,976,740 Common Shares

                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11                        1,976,740 Common Shares

                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                            INSTRUCTIONS)                                                         [ ]
  12

                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13                        4.9%

                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  14                        OO

CUSIP NO. 74913K106                                            PAGE 6 OF 8 PAGES

                       NAMES OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   1                   Nova General Partner Limited

                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (A) [X]
                                                                                              (B) [ ]
   2

                       SEC USE ONLY
   3

                       SOURCE OF FUNDS (SEE INSTRUCTIONS)

   4                   N/A

                       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                       OR 2(E)                                                                    [ ]
   5

                       CITIZENSHIP OR PLACE OF ORGANIZATION

   6                   England and Wales

                            SOLE VOTING POWER

      NUMBER OF         7

       SHARES               0

    BENEFICIALLY        8   SHARED VOTING POWER

      OWNED BY              1,976,740 Common Shares

        EACH            9   SOLE DISPOSITIVE POWER

      REPORTING             0

       PERSON          10   SHARED DISPOSITIVE POWER

        WITH                1,976,740 Common Shares

                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11                        1,976,740 Common Shares

                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                            INSTRUCTIONS)                                                         [ ]
  12

                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13                        4.9%

                            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

  14                        CO

Item 5.       Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

        (a) The aggregate number of Common Shares beneficially owned by the Reporting Persons as of the date hereof is 1,976,740 shares. Based on the information provided by the Issuer in its Form 10Q Report filed on April 25, 2005, that there are 40,561,880 Common Shares outstanding, the Common Shares beneficially owned by the Reporting Persons represent approximately 4.9% of the outstanding Common Shares. Atlantic Medical, Nova General Partner and Nova Capital have shared voting and investment power with respect to the 1,976,740 shares of Common Stock, and Atlantic Medical, Nova General Partner and Nova Capital may each, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owners of such shares.

        (b) N/A

        (c) Pursuant to 20 sale transactions that occurred on the dates listed below, the Reporting Persons disposed of Common Shares through sales in open market transactions as listed below:

     Date of Sale   Number of Shares Sold      Avg. Per Share Selling Price
     ------------   ---------------------      ----------------------------
  June 27, 2005               15,902                     $2.707
  June 28, 2005               24,579                      2.722
  June 29, 2005               5,000                       2.688
  June 29, 2005               5,000                       2.690
  June 30, 2005               15,000                      2.703
   July 1, 2005               15,112                      2.711
   July 5, 2005               10,000                      2.710
   July 7, 2005               6,700                       2.701
   July 8, 2005               2,707                       2.691
  July 11, 2005               2,750                       2.720
  July 12, 2005               7,250                       2.720
  July 15, 2005               10,100                      2.700
  July 18, 2005               6,100                       2.690
  July 22, 2005               31,700                      2.602
  July 25, 2005               9,900                       2.564
  July 26, 2005               5,000                       2.539
  July 27, 2005               15,000                      2.570
  July 28, 2005               22,865                      2.590
  July 29, 2005               10,246                      2.547
  August 1, 2005              45,000                      2.556

        (d) N/A

        (e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of Common Shares of the Issuer is July 29, 2005.

                                                               Page 7 of 8 Pages

                                    SIGNATURE

        After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: August 3, 2005

                                 Atlantic Medical Capital, L.P.
                                 By:  Nova General Partner Limited

                                 By: /s/ Donald Forrest
                                    ---------------------------------------
                                 Name: Donald Forrest
                                 Title:   Director

                                 Nova Capital Group Limited

                                 By: /s/ Andrew Gairdner
                                    -----------------------------------
                                 Name: Andrew Gairdner
                                 Title:  Secretary

                                 Nova Capital Management USA LLC

                                 By: /s/ Donald Forrest
                                    ---------------------------------------
                                 Name: Donald Forrest
                                 Title:   Director and Assistant Secretary

                                 Nova General Partner Limited

                                 By: /s/ Donald Forrest
                                    ---------------------------------------
                                 Name: Donald Forrest
                                 Title:  Director


                                                               Page 8 of 8 Pages